UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2025

Kanishka Roy
Chief Executive Officer
Plum III Merger Corp.
2021 Fillmore St., #2089
San Francisco, CA 94115

Ranjeet Sundher
Chief Executive Officer
Tactical Resources Corp.
Suite 1500 – 1055 West Georgia Street
Vancouver, British Columbia, Canada V6E 4N7

Re: Plum III Merger Corp.
Tactical Resources Corp.
Amendment No. 4 to Registration Statement on Form F-4
Filed June 27, 2025
File No. 333-282863

Dear Kanishka Roy and Ranjeet Sundher:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2025 letter.

Amendment No. 4 to Registration Statement on Form F-4

Summary Term Sheet, page 14

1. We note your responses to prior comments 4 and 14. Please revise your tabular disclosure regarding compensation received by the Sponsor, its affiliates, and promoters in connection with the business combination to include the success fees to

be received by Mr. Roy and Mr. Handwerker and file the related consulting agreements with Freya Advisory, LLC and Cooper Advisers LLC as exhibits to the registration statement. See Items 601(b)(10)(iii)(A) and 1604(b)(4) of Regulation S-K.

Ownership of PubCo Common Shares After Closing, page 51

2. We note your response to prior comment 1 and see that you have calculated your unadjusted net tangible book value based on current assets, plus amounts in the trust account less current liabilities. Please tell us why you have not included the $2.1 million warrant liability included in your balance sheet as of March 31, 2025 in your calculation and revise your dilution table as necessary.

3. We note your response to prior comment 2 and see that you continue to include the impacts of certain warrant exercises. Considering your footnote disclosures at captions (3), (4) and (5) indicate that the exercise of these warrants is not probable, please exclude them as adjustments to your calculation of net tangible book value per share from dilutive securities and other related events, excluding the business combination. Note that material effects to your net tangible book value under Item 1064(c) of Regulation S-K should only include transactions that are probable or consummated. Please revise your dilution table as necessary.

4. Please provide the disclosures required by Item 1064(c)(1) related to the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders' interest per share being at least the initial public offering price per share of common stock.

Total PubCo Common Shares to Be Issued in the Business Combination, page 166

5. We note from your revised disclosure on page 168 that you use a $10.00 per share price to calculate enterprise values, and from your response to prior comment 6 that you believe $10.00 per share is appropriate because that price is consistent with the price at which Plum sold shares in its initial public offering. Please further explain why the $10.00 per share assumption is an appropriate value considering the differences in circumstances and passage of time between your SPAC IPO and deSPAC transactions.

Sources and Uses for the Business Combination, page 168

6. We note your disclosure of Sources and Uses for the Business Combination starting at page 168. Please explain why you are including the equity issued to the TRC shareholders as a source and use of funding for the merger given there are no cash amounts related to this issuance.

Material U.S. Federal Income Tax Considerations for U.S. Holders, page 173

7. We note your response to prior comment 8 and reissue the comment in part. Please revise your disclosure to provide counsel's firm opinion for each material tax consequence or explain why such opinion cannot be given. In that regard, how you "intend" to report the Domestication, Plum Amalgamation and TRC Amalgamation does not express a conclusion as to the material federal tax consequences. If there is a lack of authority directly addressing the tax consequences of the transaction,

conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty and explain why it cannot give a "will opinion."

To the extent you continue to state that it is the intent of the parties for the Domestication, Plum Amalgamation and TRC Amalgamation to qualify as a tax-free reorganization, you must either (i) obtain a legal opinion supporting such a conclusion; or (2) revise your disclosure to state at the beginning of each such discussion that it is uncertain whether the domestication and amalgamations will qualify as a tax-free reorganization and explain why counsel is unable to provide a legal opinion regarding the tax treatment of the Domestication, Plum Amalgamation and TRC Amalgamation.

General

8. We note your response to prior comment 13. Please revise your filing to include the information contained in your response letter indicating that if the parties obtain PIPE financing prior to the meeting for the approval of the Business Combination, stockholders will be notified of the terms of such investment through an amendment to the registration statement or as definitive additional proxy materials, as applicable, and/or, if such PIPE financing is obtained after the meeting, on current reports on Form 8-K.

Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding engineering matters. Please contact Cheryl Brown at 202-551-3905 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Richard Aftanas
Bill Nelson